John R. McPherson	1200 URBAN CENTER DRIVE
EXECUTIVE VICE PRESIDENT AND	BIRMINGHAM, ALABAMA 35242
CHIEF FINANCIAL OFFICER	TELEPHONE: 770-454-3698
FAX: 205 298-2960
E-MAIL; mcphersonj@vmcmail.com

May 23, 2014

Via EDGAR and Overnight Delivery

Ms. Tia L. Jenkins

Ms. Joanna Lam

Mr. Craig Arakawa

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Vulcan Materials Company Form 10-K for the Fiscal Year Ended December 31, 2013 Filed February 26, 2014 File No. 001-33841

Dear Ms. Jenkins, Ms. Lam and Mr. Arakawa,

Vulcan Materials Company (“Vulcan”, the “Company”, “we”, or “our”) submits this letter in response to your letter dated April 28, 2014, which sets forth comments of the Staff of the Securities and Exchange Commission (the “Staff” of the “Commission”) regarding the above-referenced filing.  This letter sets forth our response to the Staff’s comment.  For your convenience, we restated in italics the comment in the Staff’s comment letter.

Form 10-K for the Fiscal Year Ended December 31, 2013

Financial Statements

Notes to Consolidated Financial Statements, page 57

Note 21: Subsequent Events, page 104

1.	We note that you entered into an agreement on January 23, 2014 to sell your cement and concrete businesses in Florida to Cementos Argos for gross cash proceeds of $720,000,000 and that in conjunction with the sale you also entered into a supply agreement to continue to provide aggregates to the divested operation for a period of 20 years. We understand that you are not reporting the dispositions of these businesses as discontinued operations due to your continuing involvement through the supply agreement. Please provide a detailed analysis that supports your view that the conditions to present the results of the disposed components as discontinued operations have not been met. Your analysis should include an evaluation of the significance of the continuing cash flows and the extent of your continuing involvement in the operations of the cement and concrete businesses after the disposal transaction. Refer to FASB ASC paragraph 205-20-45-1 and Section 205-20-55.

Response:

Please note that the transaction closed on March 7, 2014 and we have continued to present the historical operations in continuing operations. We evaluated the treatment of the disposition prior to the issuance of our December 31, 2013 annual financial statements and again prior to the issuance of our March 31, 2014 interim financial statements.

We believe each component of a disposition should be evaluated separately under the guidance in FASB ASC Subtopic 205-20 to determine whether it meets the conditions for reporting as a discontinued operation. Items that do not meet the definition of a component should not be reported within discontinued operations. The first step in our analysis was to determine whether the disposition represented components of the Company. The second step in our analysis was to evaluate the two conditions provided for in FASB ASC paragraph 205-20-45-1 for any components identified in the first step.

Step I – Component of an Entity

As defined in the ASC Master Glossary, “A component of an entity comprises operations and cash flows that can be clearly distinguished, operationally and for financial reporting purposes, from the rest of the entity. A component of an entity may be a reportable segment or an operating segment, a reporting unit, a subsidiary, or an asset group.”

We have four operating segments defined by our four product lines; Aggregates, Cement, Concrete and Asphalt Mix. We have seventeen reporting units derived directly from the product lines offered in each of our geographic markets as illustrated below:

The concrete operations that were disposed of represented all operating assets and revenues of our Florida Concrete reporting unit. As a result, the concrete operations that were disposed represent a component of an entity, as defined.

Our Cement operating segment is also a reporting unit based on the financial information reviewed by segment management as defined in FASB ASC paragraph 350-20-35-34. The operations of this operating segment/reporting unit were comprised of a cement plant, a calcium plant and distribution facilities. The cement plant and distribution facilities were included in the disposition while the calcium plant was retained. The calcium plant generated 16%, 19%, and 20% of the Cement operating segment/reporting unit’s cumulative net sales for the twelve months, three years and five years ended December 31, 2013, respectively. Having retained what we considered to be a significant operation of this operating segment/reporting unit, we concluded that the cement operations disposed did not represent a component of the Company at the operating segment or reporting unit level.

We also evaluated whether the cement operations disposed represented a subsidiary or asset group in evaluating whether these operations represented a component of the Company. The cement operations were included in a legal subsidiary along with the concrete operations as well as certain aggregates operations in Florida and Georgia that continue to be owned and operated by Vulcan subsequent to the disposition. Similarly, due to the vertical integration across our concrete, cement and aggregates businesses (aggregates and cement are primary components of concrete) the cement operations disposed of were included in a single asset group along with certain concrete and aggregates operations.

Based on this analysis, we concluded that the cement operations disposed did not represent a component of the Company and no further analysis or consideration as discontinued operations is required.

Step II – Conditions for Classification as Discontinued Operations

Having concluded that the disposed of concrete operations represent a component of the Company (the “Florida Concrete Component”), we next considered the following two conditions provided for in FASB ASC paragraph 205-20-45-1:

a. The operations and cash flows of the component have been (or will be) eliminated from the ongoing operations of the entity as a result of the disposal transaction.

b. The entity will not have any significant continuing involvement in the operations of the component after the disposal transaction.

FASB ASC paragraph 205-20-55-3 provides the following four step analysis to evaluate whether these two conditions are met (Steps 1-3 below apply to condition a. above while Step 4 applies to condition b.):

Step 1: Are continuing cash flows expected to be generated by the ongoing entity?

Step 2: Do the continuing cash flows result from a migration or continuation of activities?

Step 3: Are the continuing cash flows significant?

Step 4: Does the ongoing entity have significant continuing involvement in the operations of the disposed component?

Step 1: This condition is met as cash flows are expected to be generated by the Company from sales to the disposed concrete operations. As a condition to the purchase and sale agreement, the Company entered into a 20-year supply agreement to supply the aggregates needs of the Florida Concrete Component. Aggregates are a primary component of ready-mixed concrete, comprising approximately 78% of ready-mixed concrete by weight. Continuing cash flows will be generated by the Company through the sale of aggregates pursuant to this supply agreement.

Step 2: This condition is met as the continuing cash flows are the result of a continuation of activities between the Company and the Florida Concrete Component pursuant to the supply agreement described in Step 1. The aggregates needs of the Florida Concrete Component have been and are expected to continue to be supplied by Vulcan.

Step 3: This condition is met. Since the cash inflows are a continuation of activities (as defined under FASB ASC paragraph 205-20-55-7b), they represent direct cash flows such that in evaluating significance under FASB ASC paragraph 205-20-55-14, only cash inflows are required to be analyzed. We estimate that the continuing cash inflows will approximate 22 percent of the cash inflows that would have been generated by the Florida Concrete Component absent the disposal transaction (Vulcan’s 2014 expected aggregates sales to the Florida Concrete Component of $44.3 million relative to 2014 expected Florida Concrete Component’s sales of $204.8 million). We believe that 22 percent is significant.

Step 4: Not Applicable. Given that the first condition (operations and cash flows eliminated) was not met as shown in the three step analysis above, there is no need to proceed to the second condition as both conditions must be met for presentation as discontinued operations.

Summary Conclusion

The cement operations disposed did not meet the definition of a component of an entity because we retained a significant operation of the Cement operating segment/reporting unit and the operations disposed of did not represent a subsidiary or asset group. As a result, the conditions necessary for discontinued operations presentation were not met.

In contrast, the concrete operations that were disposed of did qualify as a component of an entity. However, as a result of significant continuing cash flows generated from the aggregates supply agreement, the conditions necessary for discontinued operations presentation were not met.

Our reference to “continuing involvement” in Note 21: Subsequent Events is inconsistent with the meaning as is interpreted in FASB ASC Subtopic 205-20. We will undertake to replace the term “continuing involvement” with “continuing cash flows” in future filings beginning with our second quarter 2014 Form 10-Q filing.

Additionally, as requested by the Staff, we acknowledge that:

•	We are responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and
•	We may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding the above responses, please do not hesitate to call the undersigned at (770) 454-3698.

Sincerely,

/s/ John R. McPherson

John R. McPherson

Executive Vice President and

Chief Financial Officer